EXHIBIT 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
	(As restated)		(As restated)
Income (loss) from continuing operations	$(228,098)	$(13,335)	$(353,546)	$(25,714)
Dividends on preferred stock	(9,568)	(5,202)	(19,221)	(10,403)

Income (loss) from continuing operations applicable to common stock for basic and diluted computations	(237,666)	(18,537)	(372,767)	(36,117)
Income (loss) from discontinued operations	2,347	—	848	5,657

Net income (loss) applicable to common stock for basic and diluted computations	$(235,319)	$(18,537)	$(371,919)	$(30,460)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	218,237	212,675	220,919	213,574

Per common share—basic and diluted:
Income (loss) from continuing operations	$(1.09)	$(0.09)	$(1.68)	$(0.17)
Income (loss) from discontinued operations	0.01	—	—	0.03

Net income (loss)	$(1.08)	$(0.09)	$(1.68)	$(0.14)